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                 May 18, 2022

       David K. Holeman
       Chief Executive Officer
       Whitestone REIT
       2600 South Gessner, Suite 500
       Houston, Texas 77063

                                                        Re: Whitestone REIT
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2022
                                                            File No. 333-264881

       Dear Mr. Holeman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              C. Spencer Johnson,
III, Esq.